Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
Bath & Body Works, LLC	Delaware
beautyAvenues, LLC	Delaware
Beauty Specialty Holding, LLC	Delaware
Canada Brands Holdings LP	Alberta
L Brands (Overseas), Inc.	Delaware
L Brands Service Company, LLC	Delaware
Luxembourg (Overseas) Holdings S.à.r.l.	Luxembourg
PCAB Corp.	Delaware
PCAB Switzerland GmbH.	Switzerland
Retail Store Operations, Inc.	Delaware

(a)    The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2026.